Exhibit 99.1

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in U.S. dollars (“$”))

	March 31,	September 30,
	2025	2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$137,076	$737,020
Accounts receivable, net	145,593	50,765
Inventories	59,330	78,535
Acquisition deposit	5,335,916	5,517,719
Prepayments and other current assets	10,622,174	2,376,081
Current assets of discontinued operations	2,236,794	1,592,955
TOTAL CURRENT ASSETS	18,536,883	10,353,075
NON-CURRENT ASSETS:
Property, equipment and intangible assets, net	111,177	129,396
Long-term investments	4,591,426	4,617,863
Operating lease right-of-use assets, net	365,320	414,665
Prepayments and other non-current assets	36,248	64,451
Non-current assets of discontinued operations	1,217,768	1,504,019
TOTAL NON-CURRENT ASSETS	6,321,939	6,730,394
TOTAL ASSETS	$24,858,822	$17,083,469

LIABILITIES AND SHAREHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Short term bank loan	$294,900	$-
Long-term bank loans - current portion	1,896,179	1,567,487
Accounts payable	1,596,480	284,105
Deferred revenue	4,170,793	2,707,069
Refund liabilities	46,983	88,502
Operating lease liabilities-current	98,975	114,217
Taxes payable	1,284,668	1,423,924
Convertible notes	5,860,000	-
Accrued expenses and liabilities	485,969	649,767
Current liabilities of discontinued operations	5,970,388	6,737,792
TOTAL CURRENT LIABILITIES	21,705,335	13,572,863
NON-CURRENT LIABILITIES:
Operating lease liabilities-non-current	234,211	261,512
Due to a related party	1,163,357	362,550
Long-term bank loans	964,626	1,766,986
Warrants liabilities	3,495,765	-
Non-current liabilities of discontinued operations	1,561,305	708,187
TOTAL NON-CURRENT LIABILITIES	7,419,264	3,099,235
TOTAL LIABILITIES	29,124,599	16,672,098

COMMITMENTS AND CONTINGENCIES (NOTE 14)

EQUITY:
Authorized share capital of $50,000 divided into 9,000,000 Class A ordinary shares of $0.005 par value per share and 1,000,000 Class B ordinary shares of $0.005 par value per share; with 1,577,944 Class A ordinary shares issued and outstanding as of March 31, 2025 and September 30, 2024 and 403,000 Class B ordinary shares issued and outstanding as of March 31, 2025 and September 30, 2024, respectively
Class A ordinary shares	7,890	7,890
Class B ordinary shares	2,015	2,015
Additional paid in capital	19,450,741	19,450,741
Statutory reserves	1,007,027	1,007,027
Accumulated deficit	(23,336,428)	(18,541,751)
Accumulated other comprehensive loss	(1,042,446)	(1,208,386)
TOTAL SHAREHOLDERS’ (DEFICIT) EQUITY	(3,911,201)	717,536
Non-controlling interests	(354,576)	(306,165)
TOTAL (DEFICIT) EQUITY	(4,265,777)	411,371

TOTAL LIABILITIES AND (DEFICIT) EQUITY	$24,858,822	$17,083,469

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in U.S. dollars (“$”))

	For the Six Months Ended March 31,
	2025	2024

Revenues - third parties	$16,569,194	$1,355,785
Revenues - related parties	-	57,705
Total revenues	16,569,194	1,413,490
Cost of revenues	15,971,028	655,487
Gross profit	598,166	758,003

Operating expenses:
Selling expenses	57,450	55,312
General and administrative expenses	1,744,110	1,418,300
Total operating expenses	1,801,560	1,473,612
Loss from operations	(1,203,394)	(715,609)

Other expenses:
Interest expense, net	(165,652)	(99,855)
Investments loss	(8,355)	(26,543)
Change in fair value of convertible notes	(2,747,451)	-
Change in fair value of warrants liabilities	(1,608,314)	-
Other expenses, net	(155,574)	(150,871)
Total other expenses, net	(4,685,346)	(277,269)

Loss before income taxes	(5,888,740)	(992,878)

Income taxes provision	-	106,239

Net loss from continuing operations	(5,888,740)	(1,099,117)
Net income (loss) from discontinued operations	1,035,355	(695,047)
Net loss	(4,853,385)	(1,794,164)

Less: net loss attributable to non-controlling interests	(58,708)	(35,367)
Net loss attributable to the Company	$(4,794,677)	$(1,758,797)

Net loss	$(4,853,385)	$(1,794,164)
Other comprehensive loss
Foreign currency translation adjustment	176,237	(9,755)
Comprehensive loss	(4,677,148)	(1,803,919)
Less: comprehensive loss attributable to non-controlling interests	(48,411)	(35,963)
Comprehensive loss attributable to the Company	$(4,628,737)	$(1,767,956)

Net loss attributable to the Company
Continuing operations	$(5,849,673)	$(1,099,117)
Discontinued operations	1,054,996	(659,680)
Total	$(4,794,677)	$(1,758,797)

Loss per share
Continuing operations	$(2.95)	$(0.55)
Discontinued operations	0.53	(0.34)
Total	$(2.42)	$(0.89)

Weighted average number of shares outstanding
Basic and diluted	1,980,944	1,980,944

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY(DEFICIT)

FOR THE SIX MONTHS ENDED MARCH, 2025 and 2024

(Amounts in U.S. dollars (“$”))

	Class A Ordinary shares		Class B Ordinary shares		Additional paid in	Statutory	Accumulated	Accumulated other comprehensive	Non- controlling	Total
	Shares	Amount	Shares	Amount	capital	Reserves	deficit	loss	interests	equity
Balance at September 30, 2024	1,577,944	$7,890	403,000	$2,015	$19,450,741	$1,007,027	$(18,541,751)	$(1,208,386)	$(306,165)	$411,371
Net loss	-	-	-	-	-	-	(4,794,677)	-	(58,708)	(4,853,385)
Foreign currency translation adjustments	-	-	-	-	-	-	-	165,940	10,297	176,237
Balance at March 31, 2025	1,577,944	$7,890	403,000	$2,015	$19,450,741	$1,007,027	$(23,336,428)	$(1,042,446)	$(354,576)	$(4,265,777)

	Class A Ordinary shares		Class B Ordinary shares		Additional paid in	Statutory	Accumulated	Accumulated other comprehensive	Non- controlling	Total
	Shares	Amount	Shares	Amount	capital	Reserves	deficit	loss	interests	equity
Balance at September 30, 2023	1,577,944	$7,890	403,000	$2,015	$19,467,664	$1,007,027	$(14,835,585)	$(1,221,021)	$(51,725)	$4,376,265
Net loss	-	-	-	-	-	-	(1,758,797)	-	(35,367)	(1,794,164)
Deem distribution to non-controlling shareholder	-	-	-	-	(16,923)	-	-	-	16,923	-
Statutory reserve	-	-	-	-	-	82,519	(82,519)	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	(9,159)	(596)	(9,755)
Balance at March 31, 2024	1,577,944	$7,890	403,000	$2,015	$19,450,741	$1,089,546	$(16,676,901)	$(1,230,180)	$(70,765)	$2,572,346

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in U.S. dollars (“$”))

	For the six months ended March 31,
	2025	2024
Cash flows from operating activities:
Net loss	$(4,853,385)	$(1,794,164)
Less: Net income (loss) from discontinued operations	1,035,355	(695,047)
Net loss from continuing operations	(5,888,740)	(1,099,117)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	20,424	19,624
Allowance for credit losses	6,101	-
Investment loss	8,355	26,543
Amortization of operating lease right-of-use assets	51,315	76,181
Change in fair value of convertible notes	2,747,451	-
Change in fair value of warrants liabilities	1,608,314	-
Changes in operating assets and liabilities:
Accounts receivable	(96,846)	(10,248)
Accounts receivable-related parties	-	5,551
Inventories	16,677	-
Prepayments and other assets	(8,326,723)	2,116
Accounts payable	1,326,354	-
Accrued expenses and other liabilities	(142,953)	(76,024)
Deferred revenue	1,552,381	(783,843)
Refund liability	(38,742)	(149,864)
Operating lease liabilities	(286,786)	(94,855)
Taxes payable	(92,671)	126,405
Net cash used in continuing operations	(7,536,089)	(1,957,531)
Net cash used in discontinued operations	(982,001)	(690,396)
Net cash used in operating activities	(8,518,090)	(2,647,927)

Cash flows from investing activities:
Long-term investments	(33,191)	(113,352)
Prepayment for acquisition	-	(1,726,375)
Purchase of property and equipment	(6,418)	(25,792)
Net cash used in continuing operations	(39,609)	(1,865,519)
Net cash used in discontinued operations	-	(7,305)
Net cash used in investing activities	(39,609)	(1,872,824)

Cash flows from financing activities:
Proceeds from convertible notes	5,000,000	-
Repayment of long-term bank loans	(69,149)	-
Proceeds from (repayment to) related parties	1,053,573	(48,335)
Net cash provided by (used in) continuing operations	5,984,424	(48,335)
Net cash provided by discontinued operations	1,876,288	85,139
Net cash provided by financing activities	7,860,712	36,804

Effect of exchange rates changes on cash and cash equivalents	150,743	18,320
Net decrease in cash and cash equivalents	(546,244)	(4,465,627)
Cash and cash equivalents, beginning of period	839,622	6,552,708
Cash and cash equivalents, end of period	$293,378	$2,087,081

Supplemental cash flow disclosures:
Cash paid for income tax	$1,964	$242
Cash paid for interest	$167,676	$106,068
Non-cash operating, investing and financing activities
Operating lease right-of-use assets obtained (extinguished) in exchange for operating lease liabilities	$15,504	(3,425)

Reconciliation to amounts on unaudited condensed consolidated balance sheets:
Cash and cash equivalents	$137,076	$1,170,865
Cash and cash equivalents included in current assets of discontinued operations	156,302	916,216
Total cash and cash equivalents shown in the statement of cash flows	$293,378	$2,087,081

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Golden Sun Health Technology Group Limited (“Golden Sun”), is an exempted company that was incorporated under the laws of Cayman Islands on September 20, 2018 that serves as a holding company with no material operations of its own. Golden Sun, through its subsidiaries in the People’s Republic of China (“China” or “PRC”) (the PRC subsidiaries and Golden Sun collectively, the “Company”), is primarily engaged in the provision of education services and e-commerce services in the PRC. Beginning in late 2023, in addition to providing foreign language tutorial and training services, the Company initiated a strategic expansion to the e-commerce and health related product sales. Beginning in late 2024, the Company expanded into the cultural tourism industry through its newly established subsidiary Shanghai Fuyang Cultural and Tourism Development Co., Ltd. on September 5, 2024.

As of March 31, 2025, the Company’s subsidiaries are as follows:

Subsidiaries	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
Hong Kong Jintaiyang International Education Holding Group Limited (“Golden Sun Hong Kong”)	June 23, 2017	Hong Kong, PRC	100%	Investment Holding
Golden Sun (SH) Cultural and Tourism Research Institute Limited (“Golden Sun (SH)”)	April 3, 2023	Hong Kong, PRC	100%	Investment Holding
Zhejiang Golden Sun Education Technology Group Co., Ltd. (“Golden Sun Wenzhou” or “WFOE”)	October 24, 2018	PRC	100%	Education and management service
Wenzhou City Ouhai District Yangfushan Culture Tutorial School (“Yangfushan Tutorial”)	May 5, 2008	PRC	100%	Tutorial service
Shanghai Golden Sun Gongyu Education Technology Co., Ltd. (“Gongyu Education”) (a)	September 15, 2017	PRC	100%	Education and management service
Shanghai Xianjin Technology Development Co., Ltd. (“Xianjin Technology”) (a)	February 20, 2012	PRC	85%	Education service
Shanghai Zhouzhi Culture Development Co., Ltd (“Zhouzhi Culture”) (a)	December 11, 2012	PRC	100%	Tutorial service
Hangzhou Jicai Education Technology Co. Ltd., (“Hangzhou Jicai”) (a)	April 10, 2017	PRC	100%	Tutorial service
Shanghai Yangpu District Jicai Tutorial School (“Shanghai Jicai”) (c)	March 13, 2001	PRC	100%	Tutorial service
Shanghai Hongkou Practical Foreign Language School (“Hongkou Tutorial”) (a)	February 6, 2004	PRC	76.5%	Tutorial service
Wenzhou Lilong Network Technology Co., Ltd. (“Lilong Network”) (b)	December 17, 2019	PRC	100%	Education logistics and accommodation service
Shanghai Qinshang Education Technology Co., Ltd (“Qinshang Education”) (a)	December 12, 2019	PRC	100%	Educational training service
Shanghai Fuyouyuan Health Technology Co., Ltd, (“Fuyouyuan”) (d)	March 7, 2023	PRC	100%	Health business
Shanghai Jinheyu Biotechnology Co., Ltd. (“Shanghai Jinheyu”) (a)	August 15, 2023	PRC	51%	Health business
Zhejiang Golden Sun Selection Technology Co., Ltd. (“Golden Sun Selection”)	November 17, 2023	PRC	100%	E-commerce service
Shanghai Fuyang Cultural and Tourism Development Co., Ltd. (“Fuyang”)	September 5, 2024	PRC	51%	Cultural and Tourism

(a)	On July 6, 2025, the Company’s PRC subsidiary, Golden Sun Wenzhou, signed an agreement with a third party to sell 100% equity interests of its wholly-owned subsidiary, Gongyu Education, and its subsidiaries, for a total consideration of approximately $689,018 (RMB5,000,000). The transaction was closed on July 21, 2025 (details refer to Note 4).

(b)	Lilong Network formerly known as Wenzhou Lilong Logistics Services Co., Ltd., changed its name on June 19, 2025.

(c)	The Company’s Board of Directors approved the cessation of business operations of Shanghai Jicai on September 7, 2023. The deregistration was completed on December 9, 2024.

(d)	On March 19, 2025, the other shareholder of Fuyouyuan transferred all of his equity interests to the Company for a price of nil, as Fuyouyuan had not yet commenced operations.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

Basis of Preparation and Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”). Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended March 31, 2025 and 2024 are not necessarily indicative of the results that may be expected for the full year. The information included in this interim report should be read in conjunction with the financial statements and notes thereto included in Golden Sun’s annual financial statements for the fiscal year ended September 30, 2024 filed with the SEC on February 14, 2025.

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances are eliminated upon consolidation.

Non-controlling interests

Non-controlling interest represents the portion of the net assets of subsidiaries attributable to interests that are not owned or controlled by the Company. The non-controlling interest is presented in the unaudited condensed consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interest’s operating results are presented on the face of the unaudited condensed consolidated statements of operations and comprehensive loss as an allocation of the total income for the year between non-controlling shareholders and the shareholders of the Company. As of March 31, 2025 and September 30, 2024, non-controlling interests represented non-controlling shareholders’ proportionate share of the equity interests in Hongkou Tutorial, Xianjin Technology, Fuyouyuan, Shanghai Jinheyu and Fuyang.

Segment reporting

ASC 280, Segment Reporting, (“ASC 280”), establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the Company’s chief operating decision makers (“CODM”) have been identified as the Company’s executive officers, who review consolidated results when making decisions about allocating resources and assessing performance of the Company. The Company currently operates in two reportable operating segments: (i) education, and (ii) e-commerce. As the Company’s long-lived assets are substantially located in China, no geographical segments are presented.

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statement with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Uses of estimates

In preparing the unaudited condensed consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the unaudited condensed consolidated financial statements. Although these estimates are based on our knowledge of current events and actions we may undertake in the future, actual results may ultimately differ from these estimates and assumptions. Furthermore, when testing assets for impairment in future periods, if management uses different assumptions or if different conditions occur, impairment charges may result. Significant estimates required to be made by management include, but are not limited to valuation of convertible notes and revenue recognition.

Discontinued operations

A component of a reporting entity or a group of components of a reporting entity that are disposed or meet the criteria to be classified as held for sale, such as the management, having the authority to approve the action, commits to a plan to sell the disposal group, should be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. In the period that a discontinued operation is classified as held for sale, the assets and liabilities of the discontinued operation are presents separately in asset and liability sections, respectively, of the unaudited condensed consolidated balance sheets and prior periods are presented on a comparative basis. In the unaudited condensed consolidated statements of operations and comprehensive (loss)/income, the results from discontinued operations are reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. Cash flows for discontinued operations are presented separately in the unaudited condensed consolidated statements of cash flows. Unless otherwise noted, discussion in the Notes to unaudited condensed consolidated financial statements refers to the Company’s continuing operations.

Cash and cash equivalents

Cash and cash equivalents represent cash on hand and cash at banks or other financial institutions, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less and are readily convertible to known amounts of cash.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value of financial instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, other current assets, acquisition deposit, accounts payable, accrued liabilities, due to related parties, short term bank loans and convertible notes, approximates their recorded values due to their short-term maturities. The Company determined that the carrying value of the long-term liabilities approximated their present value as the interest rates applied reflect the current quoted market yield for comparable financial instruments.

Assets and liabilities measured or disclosed at fair value on a recurring basis

The following tables represent the fair value hierarchy of the Company’s financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2025:

	As of March 31, 2025
	Fair Value Measurement at the Reporting Date using
	Quoted price in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
Financial liabilities:
Convertible notes (a)	$-	$-	$5,860,000	$5,860,000
Warrant liabilities (b)	-	-	3,495,765	3,495,765
Total	$-	$-	$9,355,765	$9,355,765

(a)	The Company has elected to recognize the convertible note at fair value (Note 10), therefore, there was no further evaluation of embedded features for bifurcation. The Company engaged a third-party valuation firm to perform the valuation of the convertible notes. The fair value of the convertible notes was calculated using the discounted cash flow method approach. The following is a reconciliation of the beginning and ending balances for the convertible note measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the six months ended March 31, 2025:

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value of financial instruments (continued)

For the six months ended March 31,
2025
Opening balance	$-
New convertible notes issued	3,112,549
Change in fair value of convertible notes	2,747,451
Ending balance	$5,860,000

(b)	The freestanding warrants issued in connection with the convertible notes were determined to be derivatives that were accounted for as warrant liabilities measured at fair value on recurring basis (Note 10). The Company engaged a third-party valuation firm to perform the valuation of warrant liabilities using the discounted cash flow method approach with significant unobservable inputs to measure the fair value of the warrant liability (Level 3). The following is a reconciliation of the beginning and ending balances for warrants liabilities measured at fair value for the six months ended March 31, 2025:

For the six months ended March 31,
2025
Opening balance	$-
Warrants issued in connection with the convertible notes	1,887,451
Change in fair value of warrants liabilities	1,608,314
Ending balance	$3,495,765

Prepayment and other assets

Prepayment and other assets primarily consist of prepaid rents, prepaid service fee, advances to vendors for purchasing goods or services that have not been received or provided, loans to third-parties, security deposits made to customers, and advances to employees. Prepayment and other assets are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. The allowance is also based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. Other receivables are written off against the allowances only after exhaustive collection efforts. No allowance for credit losses was recorded as of March 31, 2025 and September 30, 2024, respectively.

Acquisition deposit

Acquisition deposit represents the prepaid amount provided to the original shareholders of Zhejiang Oulong Cultural and Tourism Industry Development Co., Ltd, (Note 5) to secure the intended acquisition.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Long-term investments

Long-term investments are primarily consisted of equity investments in privately held entities accounted for using the measurement alternative and equity investments accounted for using the equity method. On October 1, 2022, the Company adopted ASU 2016-01 Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. According to the guidance, the Company started to record equity investments at fair value, with gains and losses recorded through net earnings. And the Company elected to measure certain equity investments without readily determinable fair value at cost, less impairments, plus or minus observable price changes and assess for impairment quarterly.

Equity investments without readily determinable fair values

After the adoption of this new accounting standard, the Company elected to record equity investments without readily determinable fair values and not accounted for under the equity method at cost, less impairment, adjusted for subsequent observable price changes on a nonrecurring basis, and report changes in the carrying value of the equity investment in current earnings. Changes in the carrying value of the equity investment are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. Reasonable efforts shall be made to identify price changes that are known or that can reasonably be known.

Equity investments with readily determinable fair values

Equity investments with readily determinable fair values are measured and recorded at fair value using the market approach based on the quoted prices in active markets at the reporting date.

Equity investments accounted for using the equity method

The Company accounts for its equity investment over which it has significant influence but does not own a majority equity interest or otherwise control, using the equity method. The Company adjusts the carrying amount of the investment and recognizes investment income or loss for its share of the earnings or loss of the investee after the date of investment. The Company assesses its equity investment for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the entity, including current earnings trends and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investments in a privately held entity, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investment and determination of whether any identified impairment is other-than-temporary.

Revenue recognition

The Company generates revenues primarily from e-commerce, tuitions fees and other fees collected from services provided. Revenue is recognized when the price is fixed or determinable, persuasive evidence of the arrangement exists, the service is performed or the product is delivered and collectability of the resulting receivable is reasonably assured.

The Company has adopted ASC 606, “Revenue from Contracts with Customers” and all subsequent ASUs that modified ASC 606, using the modified retrospective approach. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. This new guidance provides a five-step analysis in determining when and how revenue is recognized. Under the new guidance, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the new guidance requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

The Company currently generated its revenue from the following main sources:

Tutorial services segment

Tutorial services

The Company offers tutorial program to students. Each contract of tutorial service programs represents a series of distinct services, which is delivery of various courses. The services have substantially the same pattern of transfer to the students, as such, they are considered as a single performance obligation, which is satisfied proportionately based on a straight-line basis over the program term as students simultaneously receive and consume the benefits of these services throughout the program term. The Company is the principal in providing tutorial services as it controls such services before the services are transferred to the customer. The program fees are generally collected in advance and are initially recorded as deferred revenue. Generally, the Company approves refunds for any remaining classes to students who decide to withdraw from a course within the predetermined period in the contract. The refund is equal to and limited to the amount related to the undelivered classes. The Company estimates and records refund liability for the portion the Company does not expect to be entitled based on historical refund ratio on a portfolio basis using the expected value method.

Logistic, consulting services and others

The Company provides services to schools, including but not limited to catering and logistic service. Logistic revenue is recognized on a straight-line basis over the period, as customers simultaneously receive and consume the benefits of the services. Catering revenue is recognized at point of sale.

The Company also provides consulting services to related-party kindergartens. According to the contracts signed with each of the three kindergartens, the Company provides a range of educational management and consulting services, including branding, safety management, teacher training, supervision and evaluation on teachers, rating guidance services, to the kindergartens during the contract periods. The intended contractual benefit to the kindergartens of the management and consulting services is to enable the kindergartens’ smooth and effective operations. The promised services in each of the consulting service contracts are combined and accounted as a single performance obligation, as the promised services are considered as a significant integrated service. The consulting services are continuously provided and the kindergartens simultaneously receive and consume the benefits of these services throughout the service period each month. The revenue is recognized over time during the service period.

E-commerce segment

Commission

The Company promotes merchants’ products through various online platforms and earns commission based on a fixed commission rate for sales of the products completed. The Company acts as an agent as it does not take control of the products provided by merchants at any point in time during the transactions. Commission revenue is recognized at a point in time when the Company’s service obligation to the merchants is determined to have been completed under each sales transaction completed. Variable consideration is estimated and included in the transaction price to the extent that it is probable that a significant revenue reversal will not occur. Adjustments to the estimated variable consideration related to prior reporting periods were not material.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

E-commerce segment (continued)

Marketing service

The Company provides marketing services to merchants on certain online and offline platform, for which it receives service fees from the merchants. The Company’s marketing service provides more publicity and brand awareness of the merchant’s brand through online platform and offline by delivery specified marketing content. Most of revenue from marketing service is recognized at the point in time when the marketing content deliverables are completed based on customer acceptance, while a small portion is recognized over a specified period of time and the Company has an enforceable right to payment of its fees.

Product sales

The Company sometimes acquires merchandise from suppliers and sells them to third-party online marketplace. The Company determines the third-party online marketplace is its customer. The Company acts as a principal as it obtains control of merchandise, is primarily obligated for merchandise sold to the customers, bears inventory risks and has the latitude in establishing prices of merchandise sold to the third-party marketplace. Revenues from product sales are recorded on a gross basis, net of discounts and return allowances when the product is delivered and title is passed to customers in this type of transaction. Proceeds received in advance to delivery are recorded as current liabilities as customer advances.

Practical expedient

The Company has applied the new revenue standard requirements to a portfolio of contracts (or performance obligations) with similar characteristics for transactions where it is expected that the effects on the financial statements of applying the revenue recognition guidance to the portfolio would not differ materially from applying this guidance to the individual contracts (or performance obligations) within that portfolio. Therefore, the Company elects the portfolio approach in applying the new revenue guidance.

Disaggregation of revenue

Revenues from tutorial service, logistic and consulting services as well as a small portion of the e-commerce marketing service are recognized over time, based on a straight-line basis as the Company’s customers simultaneously receive the Company’s services throughout the service periods. Revenues attributable to most of e-commerce marketing service, commission fees and products sales are recognized at point in time when control of the promised goods or service are transferred to the customers. As the Company’s long-lived assets are all located in PRC, no geographical disaggregation is presented.

For the six months ended March 31, 2025 and 2024, the disaggregation of revenue by major revenue stream and time of the revenue recognition is as follows:

	For the six months ended March 31,
	2025	2024
Category of Revenue:
Tutorial service, logistic, consulting services and others	$971,304	$1,398,885
E-commerce revenue	15,597,890	14,605
Total	$16,569,194	$1,413,490

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

	For the six months ended March 31,
	2025	2024
Timing of Revenue Recognition:
Revenue recognized over time	$1,279,048	$1,196,704
Revenue recognized at a point in time	15,290,146	216,786
Total	$16,569,194	$1,413,490

Contract liabilities

Contract liabilities are presented as deferred revenue in the unaudited condensed consolidated balance sheets, which mainly represents payment received from customers in advance of completion of performance obligations under a contract. The balance of deferred revenue is recognized as revenue upon the completion of performance obligations. As of March 31, 2025 and September 30, 2024, the balance of deferred revenue amounted to $4,170,793 and $2,707,069, respectively. Substantially all of which will be recognized as revenue during the Company’s following fiscal year. Revenue recognized for the six months ended March 31, 2025 and 2024 that was included in deferred revenue balance at the beginning of the period was $1,362,972 and $2,419,891, respectively.

Refund liabilities

Refund liabilities mainly relate to the estimated refunds that are expected to be provided to students if they decide they no longer want to take the courses. Refund liability estimates are based on historical refund ratio on a portfolio basis using the expected value method. As of March 31, 2025 and September 30, 2024, refund liability amounted to $46,983 and $88,502, respectively.

Cost of revenues

Cost of revenues mainly consists of cost for promotion and marketing service related to e-commence business, merchandise purchase price, remuneration to instructors and tutors, rental expenses for office space and learning centers, teaching materials used in the provision of educational services.

Advertising expenditures

Advertising expenditures are expensed as incurred for the periods presented. Advertising expenditures have been included as part of selling and marketing expenses. For the six months ended March 31, 2025 and 2024, the advertising expenses amounted to $55,199 and $21,418, respectively.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Operating leases

The Company adopted Topic 842 on October 1, 2022 using the modified retrospective transition approach. The Company has operating lease contracts for office space. The Company determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on its unaudited condensed consolidated balance sheets at lease commencement. The Company measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate the Company would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Company estimates its incremental borrowing rate based on an analysis of weighted average interest rate of its own bank loans. The Company measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Company begins recognizing lease expense when the lessor makes the underlying asset available to the Company.

For leases with lease term less than one year (short-term leases), the Company records operating lease expense in its unaudited condensed consolidated statements of operations on a straight-line basis over the lease term and record variable lease payments as incurred.

Value added tax (“VAT”)

Revenue represents the invoiced value of goods and services, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13%, depending on the type of products sold or service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiaries in PRC remain subject to examination by the tax authorities for five years from the date of filing.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the unaudited condensed consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. As of March 31, 2025 and September 30, 2024, there were nil unrecognized tax benefits. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred for the six months ended March 31, 2025 and 2024. All of the tax returns of the Company’s subsidiaries in the PRC remain subject to examination by the tax authorities for five years from the date of filing.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Employee benefits

Full-time employees of the Company in the PRC participate in a government-mandated employer contribution social insurance plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to eligible full-time employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on government prescribed percentage of the employee’s salaries. The contributions to the plan are expensed as incurred. Obligations for contributions to employer contribution social insurance plans are recognized as employee benefit expenses in the period during which services are rendered by employees.

Loss per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of the potential Ordinary Shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) ASC 480 “Distinguishing Liabilities from Equity” (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, whether they meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent annually period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency translation

The functional currencies of the Company are the local currency of the county in which the subsidiaries operate. The Company’s financial statements are reported using U.S. Dollars. The results of operations and the unaudited condensed consolidated statements of cash flows denominated in foreign currencies are translated at the average rates of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect on that date. The equity denominated in the functional currencies is translated at the historical rates of exchange at the time of capital contributions. Because cash flows are translated based on the average translation rates, amounts related to assets and liabilities reported on the unaudited condensed consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the unaudited condensed consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component in accumulated other comprehensive income included in unaudited condensed consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the unaudited condensed consolidated statement of operations and comprehensive loss.

Since the Company operates primarily in the PRC, the Company’s functional currency is the Chinese Yuan (“RMB”). The Company’s unaudited condensed consolidated financial statements have been translated into the reporting currency of U.S. Dollars (“$”). The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into $ at the rates used in the translation.

The following table outlines the currency exchange rates that were used in creating the unaudited condensed consolidated financial statements in this report:

	For the six months ended March 31, 2025	For the six months ended March 31, 2024	September 30, 2024
Balance sheet items, except for equity accounts	$1=RMB 7.2567	$1=RMB7.2203	$1=RMB 7.0176
Items in the statements of operations and cash flows	$1=RMB 7.2308	$1=RMB7.2064	$1=RMB 7.2043

Comprehensive loss

Comprehensive loss consists of two components, net loss and other comprehensive loss. Other comprehensive loss refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net loss. Other comprehensive loss consists of foreign currency translation adjustment resulting from the Company not using $ as its functional currency.

Concentrations of risks

(a) Concentration of customers and suppliers

For the six months ended March 31, 2025, one customer accounted for approximately 10% of total revenues. For the six months ended March 31, 2024, no customer accounted for more than 10% of total revenues. As of March 31, 2025, five customers accounted for approximately 24%, 22%, 16%, 14% and 11%, respectively, of total accounts receivable. As of September 30, 2024, two customers accounted for approximately 36% and 56%, respectively, of total accounts receivable.

For the six months ended March 31, 2025, three suppliers accounted for approximately 31%, 30% and 14%, respectively, of total cost of revenues. For the six months ended March 31, 2024, no supplier accounted for more than 10% of total cost of revenues. As of March 31, 2025, three suppliers accounted for approximately 52%, 21% and 13%, respectively, of total accounts payables. As of September 30, 2024, three suppliers accounted for approximately 55%, 26% and 11%, respectively, of total accounts payables.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentrations of risks (continued)

(b) Concentration of credit risk

Assets that potentially subject the Company to a significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts as at the balance sheet dates. As of March 31, 2025 and September 30, 2024, the aggregate amount of cash and cash equivalents of $121,726 and $702,120, respectively, was held at major financial institutions in mainland PRC, where there is a RMB500,000 ($68,902) deposit insurance limit for a legal entity’s aggregated balance at each bank. As of March 31, 2025 and September 30, 2024, cash and cash equivalents of $9,128 and $34,059, respectively, was held at major financial institutions in Hong Kong, PRC. The bank deposits with financial institutions in the Hong Kong Special Administrative Region are insured by the government authority up to HKD500,000 ($64,268). To limit the exposure to credit risk relating to deposits, the Company primarily places cash deposits with large financial institutions. The Company conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Company establishes an accounting policy to provide for allowance for doubtful accounts based on the individual customer’s and supplier’s financial condition, credit history, and the current economic conditions.

(c) Foreign currency risk

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect the Company’s financial results reported in the U.S. dollar terms without giving effect to any underlying changes in the Company’s business or results of operations. Currently, the Company’s assets, liabilities, revenues and costs are denominated in RMB. To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

Risks and uncertainties

The Company has substantial operations in China through its PRC subsidiaries. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. The Company believes that it is in compliance with existing laws and regulations including its organization, this may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to regional wars, geopolitical tensions, natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could potentially and significantly disrupt the Company’s operations.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2025. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. Once adopted, this ASU will result in additional disclosures.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows—Overall, 250-10 Accounting Changes and Error Corrections—Overall, 260-10 Earnings Per Share—Overall, 270-10 Interim Reporting—Overall, 440-10 Commitments—Overall, 470-10 Debt—Overall, 505-10 Equity—Overall, 815-10 Derivatives and Hedging—Overall, 860-30 Transfers and Servicing—Secured Borrowing and Collateral, 932-235 Extractive Activities—Oil and Gas—Notes to Financial Statements, 946-20 Financial Services—Investment Companies—Investment Company Activities, and 974-10 Real Estate—Real Estate Investment Trusts—Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all entities, the amendments will be effective two years later from the date of the SEC’s removal.

On November 27, 2023, the FASB issued ASU 2023-07. The amendments improve reportable segment disclosure requirements. Main provisions include: (1) significant segment expenses—public entities are required to disclose significant segment expenses by reportable segment by reportable segment if they are regularly provided to the CODM and included in each reported measure of segment profit or loss; (2) other segment items—public entities are required to disclose other segment items by reportable segment. Such a disclosure would constitute the difference between deferred revenues less the significant expenses (disclosed) less reported segment profit or loss; (3) multiple measures of a segment’s profit or loss—public entities may disclose more than one measure of segment profit or loss used by the CODM, provided that at least one of the reported measures includes the segment profit or loss measure that is most consistent with GAAP measurement principles; (4) CODM-related disclosures—disclosure of the CODM’s title and position is required on an annual basis, as well as an explanation of how the CODM uses the reported measure(s); (5) entities with a single reportable segment—public entities must apply all of the ASU’s disclosure requirements, as well as all existing segment disclosure and reconciliation requirements in ASC 280; (6) recasting of prior-period segment information—recasting is required if segment information regularly provided to the CODM is changed in a manner that causes the identification of significant segment expenses to change. The amendments in ASU 2023-07 are effective for all public entities for fiscal years beginning after December 15, 2023. The adoption of this guidance did not have a material impact on the Group’s unaudited condensed consolidated financial statements.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements (continued)

In March 2024, the FASB issued ASU 2024-01, “Compensation - Stock Compensation (Topic 718) - Scope Application of Profits Interest and Similar Awards” (“ASU 2024-01”), which intends to improve clarity and operability without changing the existing guidance. ASU 2024-01 provides an illustrative example intended to demonstrate how entities that account for profits interest and similar awards would determine whether a profits interest award should be accounted for in accordance with Topic 718. Entities can apply the guidance either retrospectively to all prior periods presented in the financial statements or prospectively to profits interest and similar awards granted or modified on or after the date of adoption. ASU 2024-01 is effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods.  Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance.  The Company is currently evaluating the potential impact of adopting this guidance on Financial Statements.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements – Amendments to Remove References to the Concept Statements” (“ASU 2024-02”).  ASU 2024-02 contains amendments to the FASB Accounting Standards Codification that remove references to various FASB Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior Statements to provide guidance in certain topical areas.  ASU 2024-02 is effective for fiscal years beginning after December 15, 2024.  Early adoption is permitted.   The Company is currently evaluating the potential impact of adopting this guidance on Financial Statements.

In November 2024, the FASB issued Accounting Standards Update (ASU) 2024-04, Debt-Debt with Conversions and Other Option. ASU 2024-04 is intended to clarify requirements for determining whether certain settlements of convertible debt instruments, including convertible debt instruments with cash conversion features or convertible debt instruments that are not currently convertible, should be accounted for as an induced conversion. This ASU is effective for all entities for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Company is currently evaluating the potential impact of this guidance on its disclosures.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the unaudited condensed consolidated financial position, statements of operations and cash flows.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 3 — LIQUIDITY AND GOING CONCERN CONSIDERATIONS

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, the financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

For the six months ended March 31, 2025, the Company incurred a net loss of $4,853,385 from continuing operations and used net cash of $7,536,089 in operating activities from continuing operations. As of March 31, 2025, the Company has an accumulated deficit of $23,336,428 and working capital deficit of $3,168,452, respectively. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

Management monitors and analyzes the Company’s cash on-hand, its ability to generate sufficient revenue sources in the future, and its operating and capital expenditure commitments. The Company has historically funded its working capital needs primarily from operations, bank loans, and advances from shareholders and intends to continue doing so in the near future to ensure sufficient working capital. As of March 31, 2025, the Company had cash and cash equivalents of $137,076. Deferred revenue included in current liabilities of $4,170,793, which will be recognized as revenue in the next fiscal year when the services are provided. As of March 31, 2025, the Company had short-term bank loans and long-term bank loans of $2,191,079 and $964,626, respectively. As of March 31, 2025, the Company had a convertible note with fair value of $5,860,000 that are expected to be converted into the Company’s Class A ordinary shares upon exercise of the conversion rights by the note holders. The Company expects that it would be able to obtain new bank loans or renew its existing bank loans upon maturity based on past experience with the Company’s good credit history.

Notwithstanding the foregoing, the management plans to alleviate the substantial doubt about the ability to continue as a going concern, which includes: (1) the improvement of the liquidity and capital sources mainly through cash flow from its operations, renewal of bank borrowings, equity or debt offering and borrowing from related parties, and (2) the disposal of some subsidiaries with significant loss and optimization of costs for operations. In order to fully implement the business plan and recover from continuing losses, management may also seek equity financing from outside investors. At the present time, however, management does not have commitments of funds from any potential investors. There can be no assurance that additional financing, if required, would be available on favorable terms or at all and/or that these plans and arrangements will be sufficient to fund our ongoing capital expenditures, working capital, and other requirements. The principal shareholder of the Company has made pledges to provide financial support to the Company whenever necessary. We believe that our working capital will be sufficient to fund our operations over at least the next 12 months from the date of this report. However, we may need additional cash resources in the future if we experience changed business conditions or other developments, and may also need additional cash resources in the future if the we wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it is determined that the cash requirements exceed our amounts of cash on hand, the Group may seek to issue debt or equity securities or obtain a credit facility.

Note 4 — DISCONTINUED OPERATIONS

On July 6, 2025, the Company’s PRC subsidiary, Golden Sun Wenzhou, signed an agreement with a third party to sell 100% equity interests of its wholly-owned subsidiary, Gongyu Education, and its subsidiaries (together the “Target companies”), comprised of (i) Xianjin Technology, a 85% subsidiary of Gongyu Education; (ii) Zhouzhi Culture, a 100% subsidiary of Gongyu Education; (iii) Shanghai Jinheyu, a 51% subsidiary of Gongyu Education, (iv) Hangzhou Jicai, a 100% subsidiary of Zhouzhi Culture; (v) Qinshang Education, a 100% subsidiary of Zhouzhi Culture; and (vi) Hongkou Tutorial, a 90% subsidiary of Xianjin Technology, for a consideration of approximately $689,018 (RMB5,000,000). The transaction was closed on July 21, 2025.

The Company determined that the disposal met the criteria to be classified as a discontinued operation and, as a result, the historical financial results are reflected in the Company’s unaudited condensed consolidated financial statements as a discontinued operation. The disposal represents a strategic shift that has a significant effect on the Company’s operations and financial results, which trigger discontinued operations accounting in accordance with ASC 205-20-45. The assets and liabilities related to the discontinued operations were retroactively classified as assets/liabilities of discontinued operations, while results of operations related to the discontinued operations, including comparatives, were retroactively reported as loss from discontinued operations for six months ended March 31, 2025 and 2024, respectively.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 4 — DISCONTINUED OPERATIONS (continued)

The aggregated financial results of the discontinued business are set forth below:

	For the six months ended March 31,
	2025	2024
Revenues	$1,040,213	$2,297,121
Cost of revenues	785,968	1,419,573
Gross income	254,245	877,548
Operating expenses	630,635	1,350,432
Income (loss) from operations	(376,390)	(472,884)
Other expenses (income), net	1,411,745	(189,621)
Income (loss) before income taxes	1,035,355	(662,505)
Income taxes provision	-	32,542
Income (loss) from discontinued operations, net of tax	$1,035,355	$(695,047)

Assets and liabilities of the discontinued operations:

	March 31, 2025	September 30, 2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$156,302	$102,602
Accounts receivable - related parties	1,451	-
Contract assets	536,209	563,583
Inventories	254,278	297,346
Prepayments and other current assets	1,288,554	629,424
TOTAL CURRENT ASSETS	2,236,794	1,592,955
NON-CURRENT ASSETS:
Property, equipment and intangible assets, net	59,455	82,276
Operating lease right-of-use assets, net	136,309	287,788
Prepayments and other non-current assets	1,022,004	1,133,955
TOTAL NON-CURRENT ASSETS	1,217,768	1,504,019
TOTAL ASSETS	$3,454,562	$3,096,974
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Short-term bank loans	$916,808	$-
Accounts payable	1,076,490	1,124,362
Deferred revenue	1,312,094	1,416,780
Accrued expenses and other liabilities	602,365	581,361
Refund liabilities	278,004	235,169
Loan from third parties	428,066	447,914
Operating lease liabilities-current	64,068	132,592
Taxes payable	1,292,493	2,799,614
TOTAL CURRENT LIABILITIES	5,970,388	6,737,792

NON-CURRENT LIABILITIES:
Operating lease liabilities-non-current	61,887	148,191
Due to a related party	1,349,793	491,721
Long-term loan from third party	149,625	68,275
TOTAL NON-CURRENT LIABILITIES	1,561,305	708,187
TOTAL LIABILITIES	$7,531,693	$7,445,979

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 5 — ACQUISITION DEPOSIT

On April 10, 2023, the Company signed a Share Purchase Agreement (“SPA”) to purchase 100% equity interest of Zhejiang Oulong Cultural and Tourism Industry Development Co., Ltd, formerly known as Kaiye (Wenzhou) Water Project Development Co., Ltd (“Kaiye (Wenzhou)”) from a third party and Ms. Zhao Dongfang, a shareholder of the Company who owns approximately 3.4% of the Company’s equity shares. Kaiye (Wenzhou) is a provider of waterfront tourism projects, especially water sports projects development. Pursuant to the SPA, the total consideration is $5,000,000, which will be paid in three installments. On March 1, 2024, all parties agreed to amend the consideration to $5,953,119. As of March 31, 2025, the Company has paid $5,335,916. On June 26, 2025, all parties agreed to pay the remaining balance within 180 days after the closing. The transaction was closed on July 30, 2025.

Note 6 — PREPAYMENTS AND OTHER ASSETS, NET

Prepayments and other assets, net consisted of the following:

	March 31, 2025	September 30, 2024
Prepaid rents	$6,942	$12,273
Prepaid service fee (a)	76,860	145,094
E-commerce business (b)	10,427,217	2,133,498
Advance to employees (c)	39,375	62,710
Security deposits	92,064	73,714
Prepaid board compensation	10,000	10,000
Others (d)	5,964	3,243
Prepayment and other assets, net	$10,658,422	$2,440,532
Including:
Prepayment and other current assets, net	$10,622,174	$2,376,081
Prepayments and other non-current assets, net	$36,248	$64,451

(a)	The prepaid service fee represents the prepayment for third party service, that will be amortized over one to three years.

(b)	Prepayment for e-commerce business primarily included prepayments for goods purchase and advertising.

(c)	Advance to employees was provided to staff for travelling and business-related use and are expensed as incurred.

(d)	Others primarily included funds deposited in payment platforms such as Alipay and WeChat.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 7 — LONG-TERM INVESTMENTS

	Cost method investments without readily determinable fair value(i)	Equity investments accounted for using the equity method(ii)	Total
Balance as of September 30, 2023	$4,440,789	$22,880	$4,463,669
Share of loss in equity method investee	-	(22,294)	(22,294)
Foreign exchange translation effect	176,174	314	176,488
Balance as of September 30, 2024	4,616,963	900	4,617,863
Addition	-	33,191	33,191
Share of loss in equity method investee	-	(8,355)	(8,355)
Foreign exchange translation effect	(51,155)	(118)	(51,273)
Balance as of March 31, 2025	$4,565,808	$25,618	$4,591,426

(i)	On January 18, 2023, the Company entered into an agreement to acquire 18% of equity interest in Zhejiang Kangyuan Medical Technology Co., Ltd. (“Zhejiang Kangyuan”) for a total consideration of $4,565,808 (RMB32,400,000) from Zhejiang Kangyuan’s original shareholder. Since this investment did not have readily determinable fair values, the Company had elected to record the investment at cost, less impairment, and plus or minus subsequent adjustments for observable price changes (referred to as the alternative measurement).

(ii)

On February 24, 2023, the Company entered into an agreement with a third party to invest and obtain 10% equity interest in Zhejiang Fuyouyuan Health Technology Co., Ltd. (“Zhejiang Fuyouyuan”) for total consideration of $284,998 (RMB2,000,000). Pursuant to the agreement, the Company’s investment can be made in several instalments. The Company paid $413,411 (RMB300,000) as of September 30, 2024. The Company further paid $33,073 (RMB240,000) for the six months ended March 31, 2025.

The controlling shareholder of Zhejiang Fuyouyuan is Ms. Xiuhua Ye, an immediate family member of Mr. Xueyuan Weng, the CEO of the Company, and the Company considers it has significant influence over Zhejiang Fuyouyuan. As a result, the Company accounted for such investment using equity method and recorded share of loss amounted to $8,355 and $26,543 for the six months ended March 31, 2025 and 2024, respectively.

As of March 31, 2025, the Company believes there was no material market environment change or any other factor that indicating the fair value of other investments was less than its carrying value, hence, the Company concluded there is no impairment of the above investments.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 8 — LeaseS

The Company has several operating leases for offices. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Lease expenses for six months ended March 31, 2025 and 2024 were $78,523 and $120,215, respectively.

The table below presents the operating lease related assets and liabilities recorded on the unaudited condensed consolidated balance sheets.

	March 31, 2025	September 30, 2024
Operating lease right-of-use assets, net	$365,320	$414,665

Operating lease liabilities - current	$98,975	$114,217
Operating lease liabilities - non-current	234,211	261,512
Total operating lease liabilities	$333,186	$375,729

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of March 31, 2025:

Remaining lease term and discount rate:

Weighted average remaining lease term (years)	3.75 years
Weighted average discount rate	7.7%

The following is a schedule of maturities of lease liabilities as of March 31, 2025:

Twelve months ending March 31,
2026	$121,571
2027	105,962
2028	89,572
2029	67,180
Total future minimum lease payments	384,285
Less: imputed interest	(51,099)
Present value of lease liabilities	$333,186

Note 9 — BANK LOANS

Short-term bank loans

Short-term bank loans represent amounts due to various banks maturing within one year. The principal of the borrowings is due at maturity. Accrued interest is due either monthly or quarterly. Short-term borrowings consisted of the following:

	March 31, 2025	September 30, 2024
Zhejiang Wenzhou Longwan Rural Commercial Bank (“Longwan RCB”) (1)	$294,900	$-
Total	$294,900	$-

(1)	On March 25, 2025, the Company entered into a loan agreement with Longwan RCB to obtain a short-term working capital loan of $294,900 (RMB2,140,000) for a term from March 25, 2025 to September 8, 2025 at a fixed annual interest rate of 8.1%. WFOE provided guarantee for the repayment of the loan. The Company’s CEO and his family members also provided personal guaranty for the repayment of the loan.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 9 — BANK LOANS (continued)

Long-term bank loans

Long-term bank loans consisted of the following:

	March 31, 2025	September 30, 2024
Longwan RCB (1)	$1,083,137	$1,424,989
Longwan RCB (2)	675,238	698,244
Wenzhou Minshang Bank (3)	1,102,430	1,211,240
Total	$2,860,805	$3,334,473
Less: Long-term bank loans - current portion	(1,896,179)	(1,567,487)
Long-term bank loans - non-current portion	$964,626	$1,766,986

(1)

On April 19, 2022, the Company entered into a loan agreement with Longwan RCB to obtain a loan of $358,290 (RMB2,600,000) for a term from April 19, 2022 to March 28, 2025 at a fixed annual interest rate of 8.1%. WFOE guaranteed for the repayment of the loan. The Company’s CEO and his family members also provided personal guaranty for the repayment of the loan. The CEO’s wife pledged personal property as collateral to secure the loan. The Company has repaid $63,390 (RMB460,000) of principal as of September 30, 2024. The remaining balance was fully repaid upon maturity on March 27, 2025.

On September 14, 2022, the Company entered into two loan agreements with Longwan RCB to obtain in aggregated of $826,822 (RMB6,000,000) from September 14, 2022 to September 8, 2025 at a fixed annual interest rate of 5.45%. WFOE guaranteed for the repayment of the loans. The Company’s CEO also provided personal guaranty for the repayment of the loans. The CEO with his wife pledged personal properties as collateral to secure the loans and provided personal guaranty for the repayment of the loans.

On September 15, 2022, the Company entered into two loan agreements with Longwan RCB to obtain in aggregated of $256,315 (RMB1,860,000) from September 15, 2022 to September 12, 2025 at a fixed annual interest rate of 8.1%. WFOE guaranteed for the repayment of the loans. The Company’s CEO and his family members also provided personal guaranty for the repayment of the loans. The Company’s CEO and his wife pledged their personal properties as collateral to secure the loans.

(2)	On January 16, 2023, the Company entered into a loan agreement with Longwan RCB to obtain a loan of $675,238 (or RMB4,900,000) for a term from January 17, 2023 to January 16, 2026 at a fixed rate of 4.56% per annum. WFOE and the Company’s CEO guaranteed for the repayment of the loan. The CEO’s wife pledged personal property as collateral to secure the loan.

(3)	On February 15, 2023, the Company entered into a loan agreement with Wenzhou Minshang Bank to obtain a loan of $1,171,332 (or RMB8,500,000) for a term from February 15, 2023 to February 15, 2028 at a fixed annual interest rate of 7.5%. The Company’s CEO and his wife provided personal guaranty for the repayment of the loan. The CEO’s wife pledged personal property as collateral to secure the loan. The Company has repaid $68,902 (or RMB500,000) as of March 31, 2025.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 9 — BANK LOANS (continued)

Long-term bank loans (continued)

For the six months ended March 31, 2025 and 2024, the weighted average interest rate for the bank loans was approximately 6.5% and 6.5%, respectively. Interest expenses for the above-mentioned loans amount to $105,443 and $106,068 for the six months ended March 31, 2025 and 2024, respectively.

The repayment schedule for the bank loans are as follows:

Twelve months ending March 31,	Repayment
2026	$2,191,079
2027	137,804
2028	826,822
Total	$3,155,705

Note 10 — CONVERTIBLE NOTE

On October 28, 2024, the Company entered into the Securities Purchase Agreement with the Investors, to issue and sell to the Investors (i) a senior secured convertible note in an aggregate original principal amount of $5,000,000 (the “Note”) and (ii) as part of the investment, the investors were granted three-year warrants, to acquire up to that number of shares of common shares of the Company equal to 180% of the quotient obtained by dividing (a) the original aggregate principal amount of the Note, by (b) the Conversion Price. The Conversion Price is 70% of the lowest closing market trading price of the Company’s common stock during the fifteen (15) trading days leading up to either (i) the date the very first conversion notice for either the convertible note is delivered or (ii) the date each conversion notice is delivered, at the holder’s sole discretion. The Note matures upon 11 months and accrues interest at 2.75% per annum.

The Company assessed that the freestanding warrants issued in connection with the Note met the definition of a freestanding derivative instrument pursuant to ASC 815 and were accounted for as warrant liabilities measured at fair value on a recurring basis.

The Company elected to recognize the Note at fair value and therefore there was no further evaluation of embedded conversion option features for bifurcation. The proceeds from Notes were allocated to the Note and warrants based on their fair value. Based on the valuation report performed by an independent valuation firm, the fair value of the Notes upon issuance was determined to be $3,112,549. The fair value of the freestanding warrants was $1,887,451, which were both included in the Company’s liabilities. The fair value of Note and warrants was determined using the discounted cash flow method approach. The major assumptions used in the discounted cash flow method approach are as follows:

	October 28, 2024	March 31, 2025
Risk-free interest rate	4.3%	4.2%
Expected life	0.9	0.5
Volatility	13%	15%

For the six-month ended March 31, 2025 and 2024, the change in fair value of the Notes was $2,747,451 and nil, respectively. As of March 31, 2025 and September 30, 2024, the fair value of the Notes amounted to $5,860,000 and nil, respectively.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 11 — RELATED PARTIES BALANCES AND TRANSACTIONS

Due to a related party

Due to a related party amounted to $1,163,357 and $362,550 as of March 31, 2025 and September 30, 2024, respectively, representing the funds advanced to the Company by the CEO for working capital purpose.

Revenue earned from related parties

For the six months ended March 31, 2025 and 2024, the Company earned revenue from related parties of nil and $57,705, respectively, which was generated from the Company’s providing educational management consulting service to certain kindergartens owned by the Company’s CEO and his wife.

Guarantee provided by related parties

Several related parties guaranteed the repayment of the Company’s short-term and long-term loans. (See Note 9)

Guarantee provided to related parties

Prior to the disposition of Xianjin Technology and Qinshang Education on July 21, 2025, Xianjin Technology and Qinshang Education provided guarantee for personal bank borrowings in aggregated of $ 1,860,350 (RMB13,500,000 million) made by Mr. Liming Xu, a director of the Company, and by Mr. Zhou Shen, a Head of Qinshang Education and Zhouzhi Culture for the periods ranging from June 21, 2023 to May 10, 2033. As of March 31, 2025, we have not recorded any guarantee liabilities related to these agreements, as there are no indications of default by the related parties. However, these commitments represent potential obligations that could result in liabilities if the related parties fail to meet their payment obligations.

Note 12 — TAXES

(a) Corporate Income Taxes (“CIT”)

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our shares be subject to Cayman Islands income or corporation tax.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 12 — TAXES (continued)

(a) Corporate Income Taxes (“CIT”) (continued)

Hong Kong

Under Hong Kong tax laws, Shanghai Golden Sun and Hong Kong Golden Sun are subject to a statutory income tax rate at 16.5% if revenue is generated in Hong Kong and they are exempted from income tax on their foreign-derived income. There are no withholding taxes in Hong Kong on remittance of dividends. No Hong Kong profit tax has been provided as there were no assessable profits earned or derived from Hong Kong during the years presented.

PRC

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis. All the Company’s PRC subsidiaries are subject to statutory 25% income tax rate for the six months ended March 31, 2025 and 2024. All the Company’s PRC subsidiaries are qualified as small and micro enterprises for the six months ended March 31, 2025, thus, the preferential effective tax rates of 2.5%-5% (2024: 25%) are applied to these entities.

The PRC tax system is subject to substantial uncertainties. There can be no assurance that changes in PRC tax laws or their interpretation or their application will not subject the Company’s PRC entities to substantial PRC taxes in the future.

i)	The components of the income tax provision are as follows:

	For the six months ended March 31,
	2025	2024
Current income tax	$-	$106,239
Deferred income tax	-	-
Total provision for income taxes	$-	$106,239

ii)	The following table reconciles PRC statutory rates to the Company’s effective tax rate:

	For the six months ended March 31,
	2025	2024
Loss before income taxes	$(5,888,740)	$(992,878)
Income benefit computed based on PRC statutory rate	(1,472,185)	(248,220)
Tax effect of different tax rates in other jurisdictions	1,296,196	68,526
Impact of preferential tax	89,452	-
Tax effect of unrecognized loss	38,689	207,731
Change in valuation allowance	46,974	75,022
Non-deductible items and others*	874	3,180
Provision for income taxes	$-	$106,239

*	Non-deductible items and others represent excess expenses and losses not deductible for PRC tax purpose.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 12 — TAXES (continued)

(a) Corporate Income Taxes (“CIT”) (continued)

iii)	The following table summarizes deferred tax assets and liabilities resulting from differences between financial accounting basis and tax basis of assets and liabilities:

	March 31, 2025	September 30, 2024
Deferred tax assets:
Net operating loss carry-forward	$87,254	$41,826
Valuation allowance	(87,254)	(41,826)
Total deferred tax assets	$-	$-

ⅳ)	The following table summarizes deferred tax assets valuation allowance movement:

	March 31, 2025	September 30, 2024

Beginning balance	$41,826	$43,491
Change (credit) to tax expense in current year	46,974	(3,302)
Foreign currency translation adjustments	(1,546)	1,637
Ending balance	$87,254	$41,826

As of March 31, 2025, the total of net operating losses carried forward was $1,751,324, which will expire on various dates from May 31, 2026 to May 31, 2030. As of September 30, 2024, the total of net operating losses carried forward was $814,834, which will expire on various dates from May 31, 2025 to May 31, 2029. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management believes that it is more likely than not that the results of future operations will not generate sufficient taxable income to realize the deferred tax assets as of March 31, 2025 and September 30, 2024.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 12 — TAXES (continued)

(b) Taxes payable

Taxes payable consist of the following:

	March 31, 2025	September 30, 2024

Income tax payable	$1,021,467	$1,058,294
Value-added tax payable	212,980	311,956
Other taxes payable	50,221	53,674
Total taxes payable	$1,284,668	$1,423,924

A reconciliation of the beginning and ending amount of income tax payable as follows:

	March 31, 2025	September 30, 2024
Balance at beginning of period	$1,058,294	$1,000,340
Increase related to current year tax positions	(1,964)	17,795
Foreign exchange translation effect	(34,863)	40,159
Balance at end of period	$1,021,467	$1,058,294

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. As of March 31, 2025, the tax years ended December 31, 2019 through December 31, 2024 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 13 — SHAREHOLDERS’ EQUITY

April 2024 Share Consolidation

On April 11, 2024, the Company’s shareholders approved the consolidation of the Company’s authorised and issued share capital, at a ratio of 10:1, such that the authorised share capital of the Company was consolidated from $50,000 divided into 90,0000,000 Class A ordinary shares with a par value of $0.0005 each and 10,000,000 Class B ordinary shares with a par value of $0.0005 each to $50,000 divided into 9,000,000 Class A ordinary shares with a par value of $0.005 each and 1,000,000 Class B ordinary shares with a par value of $0.005 each and all issued shares in the capital of the Company were consolidated such that every ten shares of each class was consolidated into one share of that class (with any fractional entitlements to be round up to the next whole share).

The share consolidation was accounted for on a retroactive basis pursuant to ASC 260. All ordinary shares and per share data for all periods have been retroactively restated accordingly.

As of March 31, 2025 and September 30, 2024, the Company had an aggregate of 1,980,944 ordinary shares outstanding, consisting of 1,577,944 Class A and 403,000 Class B ordinary shares, respectively.

Warrants

In connection with closing of the Note, the Company granted to the Investor the three-year warrants, to acquire up to that number of shares of common shares of the Company equal to 180% of the quotient obtained by dividing (a) the original aggregate principal amount of the Note, by (b) the Conversion Price. The Conversion Price is 70% of the lowest closing market trading price of the Company’s common stock during the fifteen (15) trading days leading up to either (i) the date the very first conversion notice for either the Warrants is delivered or (ii) the date each conversion notice is delivered, at the holder’s sole discretion.

The Company determined that the warrants were derivatives that were accounted for as warrant liabilities measured at fair value on a recurring basis. The Company engaged a third-party valuation firm to perform the valuation of warrant liabilities using discounted cash flow method approach with significant unobservable inputs to measure the fair value of the warrant liability (Level 3). The major assumptions used in the discounted cash flow method approach are as follows:

	October 28, 2024	March 31, 2025
Risk-free interest rate	4.09%	3.89%
Expected life	3.0	2.6
Share price	$3.52	$2.8
Volatility	78%	73%

As of March 31, 2025 and September 30, 2024, the fair value of warrants amounted to $3,495,765 and nil, respectively. For the six months ended March 31, 2025 and 2024, the change in fair value of the warrant amounted to $1,608,314 and nil, respectively.

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 13 — SHAREHOLDERS’ EQUITY (continued)

Statutory reserve and restricted net assets

The Company’s ability to pay dividends may depend on the Company receiving distributions of funds from its PRC subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

The Company’s PRC subsidiaries are required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the annual after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. Statutory reserve amounted to $133,596 as of March 31, 2025 and September 30, 2024.

Each of the schools is required to appropriate 25% of its after-tax profits to a non-distributable education development reserve, which could only be used for school construction, maintenance and upgrade of educational equipment in accordance with the Law of Promoting Private Education. The development reserve is restricted net assets of the schools which are un-distributable to the Company in the form of dividends or loans. The education development reserve amounted to $873,431 as of March 31, 2025 and September 30, 2024.

Because the Company’s operating subsidiaries in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Company’s operating subsidiaries in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Company’s entities in the PRC. The aggregate amount of paid-in capital, statutory reserves, and development reserve which represented the amount of net assets of the Company’s operating subsidiaries in the PRC not available for distribution amounted to $1,007,027 as of March 31, 2025 and September 30, 2024.

Note 14 — COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company is subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of March 31, 2025 and September 30, 2024, the Company had no material outstanding litigations.

Guarantee

The Company provided guarantee for a related party’s borrowing (details refer to Note 11).

Commitments

The Company had various outstanding bank loans (details refer to Note 9) and non-cancellable operating lease agreements (details refer to Note 8).

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”))

Note 15 — SEGMENT INFORMATION

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company has determined that it has two operating segments as defined by ASC 280, “Segment Reporting”: education and e-commerce. Education segment offers foreign language tutorial services and other education training management services in China. The e-commerce segment offers e-commerce service and related products.

Selected financial information is presented below:

	Education		E-commerce		Total
	For the six months ended March 31,		For the six months ended March 31,		For the six months ended March 31,
	2025	2024	2025	2024	2025	2024
Revenues	$971,305	$1,398,885	$15,597,889	$14,605	$16,569,194	$1,413,490
Cost of revenues	663,051	644,539	15,307,977	10,948	15,971,028	655,487
Gross profit	308,254	754,346	289,912	3,657	598,166	758,003
Interest expenses, net	165,664	99,864	(12)	(9)	165,652	99,855
Depreciation and amortization	15,095	19,353	5,329	271	20,424	19,624
Capital expenditures	2,269	10,727	4,149	15,065	6,418	25,792
Segment assets	14,011,402	12,091,246	10,847,420	257,969	24,858,822	12,349,215
Segment loss	$(4,815,745)	$(1,542,596)	$(37,640)	$(251,568)	$(4,853,385)	$(1,794,164)

Note 16 — SUBSEQUENT EVENTS

On June 15, 2026, the Company entered into a loan agreement with Zhejiang Wenzhou Lucheng Rural Commercial Bank (“Lucheng RCB”) to obtain a loan of $413,411 (RMB3.000,000) for a term of one year at a fixed annual interest rate of 4.8%. CEO and his spouse provided personal guaranty for the repayment of the loan.

On July 21, 2025, the Company closed the disposal of its 100% owned subsidiary Gongyu Education and its subsidiaries (details refer to Note 4).

On July 30, 2025, the Company completed the share purchase transaction with the original shareholders of Zhejiang Oulong Cultural and Tourism Industry Development Co., Ltd. (details refer to Note 5).

From April 1, 2025 to August 8, 2025, the Investors delivered conversion notices related to the Note for an aggregate principal amount of $305,433. The Company issued an aggregate of 170,101 Class A ordinary shares to the Investors.